Exhibit 11
CenturyTel, Inc.
COMPUTATIONS OF EARNINGS PER SHARE
(UNAUDITED)

	Three months
	ended March 31,
	2008	2007
	(Dollars, except per share amounts, and shares in thousands)

Income (Numerator):
Net income	$88,760	77,870
Dividends applicable to preferred stock	(87)	(93)

Net income applicable to common stock for computing basic earnings per share	88,673	77,777
Interest on convertible debentures, net of tax	-	1,207
Dividends applicable to preferred stock	87	93

Net income as adjusted for purposes of computing diluted earnings per share	$88,760	79,077

Shares (Denominator):
Weighted average number of shares:
Outstanding during period	107,116	111,748
Nonvested restricted stock	(974)	(717)

Weighted average number of shares outstanding during period for computing basic earnings per share	106,142	111,031

Incremental common shares attributable to dilutive securities:
Shares issuable under convertible securities	380	4,485
Shares issuable under incentive compensation plans	475	792

Number of shares as adjusted for purposes of computing diluted earnings per share	106,997	116,308

Basic earnings per share	$.84	.70

Diluted earnings per share	$.83	.68